Exhibit 99.1

POET TECHNOLOGIES INC. Head Office: Operations Office: Suite 501, 121 Richmond St. W P.O. Box 555 Toronto, ON, M5H 2K1 Storrs-Mansfield, CT 06268 Phone: (416) 368-9411 - Fax: (416) 861-0749

NEWS RELEASE

POET Technologies Annual General & Special Shareholders Meeting

Toronto, ON, April 2, 2015 — POET Technologies Inc. (TSX-V: PTK and OTCQX: POETF) (“the Company”) announces the details of its upcoming Annual General and Special Meeting of Shareholders (the “AGSM”).

The AGSM is scheduled for 9:00 a.m. (Pacific Time) on Friday, June 12, 2015 at the San Jose Marriott Hotel, 301 South Market Street, San Jose, California (tel: 415-229-9487).  The Record Date for voting and receiving notice of the AGSM has been set at April 27, 2015.  The Company will be using the “Notice and Access” method for this AGSM, whereby only a proxy or a voting instruction form (“VIF”) will be mailed to the shareholders of the Company (the “Shareholders”) and the Information Circular will be available for download from the Company’s website at www.poet-technologies.com/agm following the said mailing.  A proxy or VIF will be mailed to the Shareholders on or about May 27, 2015 and will contain the details of the meeting and the instructions for downloading the Information Circular or requesting a hard copy.

The Company’s Transfer Agent will be mailing a proxy to the Shareholders who hold their shares in their own names (“Registered Shareholders”) and a VIF to the Shareholders who have consented to having their broker release the details of their shareholdings to the Company (known as Non Objecting Beneficial Owners or “NOBO Shareholders”).   Shareholders will be able to vote online, by fax or by mail.  The Shareholders who have objected to having their information shared with the Company (known as Objecting Beneficial Owners or “OBO Shareholders”) may, at the discretion of their broker, receive a VIF mailed by the broker or its agent.  NOBO and OBO Shareholders will be required to return their VIF within the time frame, and in the manner, set out in the instructions contained in the VIF.  If they wish to attend the AGSM and vote personally, they must appoint themselves as proxyholder before the cut-off time and date set-out in the VIF.  All proxy votes must be received by the Company’s transfer agent no later than 12:00 noon (Eastern Time) on June 10, 2015.

Shareholders may want to contact their broker to verify whether they are on the NOBO or OBO list and, if desired, request a change of their status before the Record Date.

This is the first year that the Company’s annual meeting has been held in San Jose.  Ajit Manocha, the Co-Chairman of the Company, noted that “San Jose is in the heart of the Silicon Valley which is the epicenter of the semiconductor industry and the focus of the Company’s future development plans. It is wholly appropriate that the meeting be held close to the industry partners the Company is actively working to attract”.

Following the AGM, management will be available for an informal question and answer session.

About POET Technologies Inc.

POET Technologies is the developer of the POET platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer. With head office in Toronto, Ontario, Canada, and operations in Storrs, CT, the Company, through ODIS Inc., a U.S. company, designs III-V semiconductor devices for military, industrial and commercial applications, including infrared sensor arrays and ultra-low-power random access memory. The Company has several issued and pending patents for the POET process, with potential high speed and power-efficient applications in devices such as servers, tablet computers and smartphones. The Company’s common shares trade on the TSX Venture Exchange under the symbol “PTK” and on the OTCQX under the symbol “POETF”. For more information please visit our website at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS

By:	/s/ Michel J. Lafrance
Name:	Michel J. Lafrance
Title:	Secretary

For further information:

Christopher Chu, Taylor Rafferty, LLC

Tel: (908) 251-9869

Email: poet@taylor-rafferty.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.